
10000
“Because They Have More Life To Live”



Peter Travers · 3rd

CEO, Team Builder, Developing Cancer Therapies, Driving profits and helping people at the same time. Seeking Investors.

Longwood, Florida, United States ·

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LifeBridge 10000, LLC

University of Central Florida

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Breakthrough Cancer Therapy



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Experience

CEO
LifeBridge 10000, LLC
Jan 2015 – Present · 6 yrs 8 mos
862 E Wildmere Ave

Responsible for all aspects of this company since its inception. We are the developers of a patent pending medical device designed from the ground up to extend the life of stage 4 cancer patients. Managed the process of getting the startup accepted into the University of Central Florida Business Incubator. Formed production team of senior engineers and programmers for prototype development. Laying ground work for phase 1 clinical trial and global

Owner
Comprehensive Loyalty, Inc
Aug 2002 – Present · 19 yrs 1 mo

Responsible for all aspects of this company since its inception. We are the creators of a comprehensive approach to customer and employee loyalty designed to help retail chains increase their sales by up to fifteen percent …see more

Senior Consultant
Travers Consulting (Sole Proprietor)
Sep 2001 – Jul 2002 · 11 mos
Longwood FL

Began providing market research services to the franchise industry. Began building a team of companies that would later become Comprehensive Loyalty, Inc

Marketing Consultant
Thrive Group L.L.C.
Jan 2000 – Aug 2001 · 1 yr 8 mos
Grand Rapids MI, Sioux Falls SD, Longwood FL

The Spader Company, the largest provider of business training and consulting to the marine and RV Industries, and Statistical Surveys, the largest provider of market data for the same fields, formed a new company called the Thr …see more

STATISTICAL SURVEYS

Marketing Consultant
Statistical Surveys, Inc.
Aug 1997 – Dec 1999 · 2 yrs 5 mos

Grand Rapids MI

Employed as an independent consultant for Statistical Surveys, Inc. Responsibilities included marketing the "Thrive Report" I had developed under SSI umbrella. Completed training in computerized site selection for retail out ...see more

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Education

University of Central Florida
B.A, Communications
1975 – 1977

Strategyn Institute
Advanced training in the science of innovation
2008

Received advanced training in Strategyn's patented Outcome Driven Innovation method with on going mentoring and project training.

Strategyns patented Outcome Driven Innovation method was chosen by Harvard school as the best business idea of 2003 and has been used by fortune 500 companies and cited in over 200 articles. My training resulted in completing innovation studies for retail franchise chains

Volunteer experience

Youth Leader
Young Life
Jun 1970 – Jun 1977 • 7 yrs 1 mo
Children

Started volunteering as a student, later went on student staff where I started a new YoungLife club from scratch. Took over a Younglife club in Winter Park Florida and successfully integrated it producing minority leaders badly needed for expansion.

Prayer Coordinator -- Head of Deacon Board -- College Ministry -- Elder

Nortland a church distributed

Aug 1976 – Present • 45 yrs 1 mo

Children

My wife and I served at the original Northland and continued serving when it reformed as "Northland a Church Distributed." We served coordinating Church wide prayer efforts, as head of the deacon board and later as a site elder. We saw a need to help high school seniors get ready fro their years in college and started a ministry called Northland LifePfrep, which served over 300 seniors preparing for college over 9 years. We then served heading up college ministry for 4 years forming small group Bible studies and Christian Community. The ministry more than doubled during our time of service.